Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 17, 2024

Relating to Preliminary Prospectus Supplement dated January 17, 2024 and

Prospectus dated August 19, 2021

Registration No. 333-258945

Blue Owl Capital Corporation

$600,000,000

5.950% Notes due 2029

PRICING TERM SHEET

January 17, 2024

The following sets forth the final terms of the 5.950% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated January 17, 2024, together with the accompanying prospectus dated August 19, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blue Owl Capital Corporation (the “Company”)

Debt Ticker:	OBDC

Security:	5.950% Notes due 2029

Ratings (Moody’s/S&P/Fitch/Kroll)*:	Baa3/BBB-/BBB-/BBB (Stable/Stable/Positive/Positive)

Trade Date:	January 17, 2024

Settlement Date**:	January 22, 2024 (T+3)

Aggregate Principal Amount Offered:	$600,000,000

Maturity Date:	March 15, 2029, unless earlier repurchased or redeemed

Benchmark Treasury:	3.750% due December 31, 2028

Benchmark Treasury Price and Yield:	98-25 3⁄4 / 4.018%

Spread to Benchmark Treasury:	+220 basis points

Yield to Maturity:	6.218%

Price to Public (Issue Price)	98.818% of the principal amount

Coupon (Interest Rate):	5.950% fixed rate.

Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2024

Make-Whole Redemption:

Prior to February 15, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 35 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Use of Proceeds:	The proceeds from the Notes will be used to refinance existing debt.

CUSIP/ISIN:	69121K AH7 / US69121KAH77

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

SG Americas Securities, LLC

Truist Securities, Inc.

Co-Managers:

CIBC World Markets Corp.

Keefe, Bruyette & Woods, Inc.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Morgan Stanley & Co. LLC

NatWest Markets Securities Inc.

Santander US Capital Markets LLC

Synovus Securities, Inc.

R. Seelaus & Co., LLC

Drexel Hamilton, LLC

Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Blue Owl Capital Corporation expects that delivery of the Notes will be made against payment therefor on or about January 22, 2024, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business prior to the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Capital Corporation and should be read carefully before investing.

The issuer has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Wells Fargo Securities, LLC at 1-800-645-3751, BofA Securities, Inc. at 1-800-294-1322, ING Financial Markets LLC at 1-646-424-6718, RBC Capital Markets, LLC at 1-866-375-6829 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

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